[redacted]

08027884

SECURIT. .ISSION

Washington, D.C. 20549

OMB Number: 3235-0123
Expires: February 28, 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30706

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

UnionBanc Investment Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 South Figueroa Street, 2nd Floor
(No. and Street)

Los Angeles,	CA	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Douglas Guenzel, VP — 213-236-7147
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

50 Fremont Street, Suite 3100	San Francisco	CA	94105-2230
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Steven Short, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of UnionBanc Investment Services, LLC (the "Company"), as of December 31, 2007 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

JACQUELYN SMITH
Commission # 1598010
Notary Public - California
Los Angeles County
My Comm. Expires Jul 29, 2009

Jacquelyn Smith
Notary Public

Signature

Chairman & CEO
Title

This report ** contains (check all applicable boxes):

(x) Independent Auditors' Report
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Changes in Member's Equity.
(x) (e) Statement of Cash Flows.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors (Not Applicable).
(x) (g) Computation of Net Capital for Broker and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(x) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (Not Applicable).
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (Not Applicable).
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report. (Not Required).
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (supplemental report on internal control).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
UnionBanc Investment Services, LLC:

We have audited the accompanying statement of financial condition of UnionBanc Investment Services, LLC (a Delaware limited liability company and a wholly owned subsidiary of Union Bank of California, N.A.) (the "Company") as of December 31, 2007, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of UnionBanc Investment Services, LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of UnionBanc Investment Services, LLC as of December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, Computation For Determination of Reserve

Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, and Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 28, 2008

UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CASH AND CASH EQUIVALENTS	$ 50,883,022
CASH SEGREGATED UNDER FEDERAL REGULATIONS	1,766,000
MARKETABLE SECURITIES OWNED — At fair value	128,942,409
RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS	39,855,434
ACCRUED INTEREST RECEIVABLE	1,904,438
DUE FROM PARENT — Net	931,759
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — Net	73,791
OTHER ASSETS	190,089
TOTAL	$224,546,942

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Securities sold, not yet purchased	$ 1,153,417
Payable to broker-dealers and clearing organizations	34,517,557
Accounts payable, accrued expenses, and other liabilities	5,538,373
Loan from Parent	89,293,139
Total liabilities	130,502,486
MEMBER'S EQUITY	94,044,456
TOTAL	$224,546,942

See notes to financial statements.

UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Commissions	$47,600,215
Principal transactions	11,078,337
Interest and dividends	5,675,067
Referral fees	866,655
Other income	937,970
Total revenues	66,158,244
EXPENSES:	
Salaries and employee benefits	30,793,835
Management fees	7,561,020
Clearing expenses	2,837,690
Operating losses	1,801,653
Interest expense	1,639,936
Travel and conferences	1,288,713
Occupancy and equipment	1,192,739
Analytical and information services	912,609
Professional services	679,855
Communications	307,180
Regulatory fees	269,961
Other expenses	1,070,504
Total expenses	50,355,695
INCOME BEFORE INCOME TAXES	15,802,549
INCOME TAX EXPENSE	5,198,568
NET INCOME	$10,603,981

UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Member's Equity
BALANCE — January 1, 2007	$83,217,406
Contributions related to stock plans	223,069
Net income	10,603,981
BALANCE — December 31, 2007	$94,044,456

See notes to financial statements.

UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 10,603,981
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	50,675
Stock-based compensation expense	223,069
Provision for deferred income taxes	808,139
Net increase in marketable securities owned	(90,394,694)
Net decrease in receivable from broker-dealers and clearing organizations	3,820,091
Net decrease in payable to broker-dealers and clearing organizations	(6,545,041)
Net decrease in due from Parent — net	(1,161,106)
Net increase in accrued interest receivable	(1,263,259)
Excess tax benefit — stock-based compensation	(30,167)
Net decrease in other assets	13,942
Net increase in accounts payable, accrued expenses and other liabilities	1,545,574
Net increase in securities sold, not yet purchased	1,153,417
Total adjustments	(91,779,360)
Net cash used in operating activities	(81,175,379)
CASH FLOWS FROM INVESTING ACTIVITIES — Purchase of furniture, equipment, and leasehold improvements	(33,616)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Excess tax benefit — stock-based compensation	30,167
Loan from Parent	75,221,689
Net cash provided by financing activities	75,251,856
NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,957,139)
CASH AND CASH EQUIVALENTS — Beginning of year	56,840,161
CASH AND CASH EQUIVALENTS — End of year	$ 50,883,022
CASH PAID DURING THE YEAR FOR:	
Interest	$ 1,079,280
Income taxes	$ 6,335,351

See notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

UnionBanc Investment Services, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a limited liability company that is a wholly-owned subsidiary of Union Bank of California, N.A. (the "Parent"), a wholly-owned subsidiary of UnionBanCal Corporation (the "Holding Company"). The Company is also a registered investment advisor under the Investment Advisors Act of 1940.

The Company provides its services to retail and institutional clients in several core product areas: annuities, mutual funds, and fixed income products. Institutional services are delivered through a dedicated trading desk and sales force specializing in fixed income products. Retail services are delivered through a sales program consisting primarily of dedicated investment specialists. The Company clears all retail transactions on a fully-disclosed basis through its clearing agent.

The company conducts a proprietary trading and institutional sales business and operates under a service agreement with Global Markets ("GM"), a division of the Parent to perform certain back office functions. Under this agreement, the Company self-clears all transactions related to proprietary trading and institutional sales, holding no customer funds or securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements are presented on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents — For purposes of reporting cash flows, cash and cash equivalents include cash and investments in U.S. Treasury bills and commercial paper that have original maturities of 90 days or less.

Securities Transactions — Principal transactions are recorded on a trade date basis. Marketable securities owned are carried at fair value and unrealized gains and losses are included in principal transaction revenue.

Due from Parent, net — Due from Parent, net primarily consists of commission fees earned for distributing commercial paper issued by other wholly-owned subsidiaries of the Parent, management fees payable, interest payable on inter-company borrowing and income taxes payable.

Income Taxes — The Company's operations are included in the consolidated federal income tax returns filed by the Holding Company. For California income tax purposes, the Company files a unitary tax return with the Parent. In accordance with a tax sharing agreement with the Holding Company, a

receivable or payable is recorded for the income tax benefit or liability resulting from the Company's operations. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable for 2007 operations under tax laws.

Commissions — Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Commissions for annuities and insurance are reported net of chargebacks. In conjunction with the sales of annuity and life insurance contracts, the insurance company reserves the right to charge back the company equal to the commissions paid or credited to the company if the customer exercises rights to return the policy, or generally surrenders the policy within a 12 to 18 month period after the policy is in force. During 2007, the Company recorded chargebacks of $204,745 related to the sale of annuity and life insurance contracts as a reduction of commissions. The Company recorded a reserve of $63,244 for estimated chargebacks not yet incurred in other liabilities.

Referral Fees — Underwriting referral fees are recorded when the transaction has been brought to market and the transaction is considered closed. At the time of closing, the revenue is recorded based on estimated proceeds from the underwriting transaction.

Comprehensive Income — Statement of Financial Accounting Standard ("SFAS") No. 130, *Reporting Comprehensive Income requires that an enterprise report*, by major components and as a single total, the change in net assets during the period from nonowner sources. For the year ended December 31, 2007, comprehensive income was equal to the Company's net income.

Furniture, Equipment, and Leasehold Improvements, net — Furniture and equipment is reported at historical cost, net of accumulated depreciation. Depreciation is computed using the straight-line method. The estimated usefulness for furniture is ten years and for equipment is four years. Leasehold improvements are amortized over the term of the respective lease or ten years, whichever is shorter.

Stock-Based Compensation — In December 2004, the Financial Accounting Standards Board (FASB), issued SFAS No. 123 (revised 2004), *Share-Based Payment* ("Statement 123R"). Statement 123R requires that compensation costs related to share-based payment transactions be recognized in the financial statements. Measurement of the cost of employee service will be based on the grant-date fair value of the equity or liability instruments issued. That cost is recognized over the period during which an employee is required to provide service in exchange for the award.

Recently Issued Accounting Pronouncement — In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. The Statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level hierarchy ranks the quality and reliability of information used to determine fair values with the highest priority given to quoted prices in active markets and model values that include inputs based on unobservable data as the lowest level. The Statement applies whenever other accounting standards require or permit assets or liabilities to be measured at fair value. The Statement is effective January 1, 2008. Management believes that adopting this Statement will not have a material impact on the Company's financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115*. The Statement permits entities to choose to measure many financial instruments and certain other assets and liabilities at fair

value on an instrument-by-instrument basis, with changes in fair value recognized in earnings each reporting period. An entity can elect the fair value option for existing assets and liabilities at the date of initial adoption and when first recognizing eligible instruments. The Statement is effective January 1, 2008. Management does not plan to make the fair value option election upon adoption of this Statement, and therefore believes that this Statement will not have a material impact on the Company's financial position or results of operations.

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* ("FIN 48"). This interpretation establishes a "more-likely-than-not" recognition threshold that must be met before a tax benefit can be recognized in the financial statements. For tax positions that meet the more-likely-than-not threshold, an enterprise should recognize the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority. On January 1, 2007, the Company adopted FIN 48 in conjunction with the Parent and the adoption had no impact on the Company's financial positions or results of operations.

3. RESERVE REQUIREMENTS

The Company is an introducing broker that clears all retail transactions with and for customers on a fully disclosed basis with a clearing broker. The Company periodically holds funds on behalf of retail customers to facilitate customer withdrawals from their brokerage accounts and from their maturing certificates of deposit. In addition, at December 31, 2007, the Company held $19,234 in cash related to settlement of previous mutual fund breakpoint discounts due to customers. Accordingly, under the Securities Exchange Act of 1934, the Company is subject to the provisions of Rule 15c3-3 (k)(2)(i) and is required to prepare a computation for Determination of Reserve Requirements for Brokers or Dealers under Rule 15c3-3. At December 31, 2007, $1,766,000 was segregated under these requirements, which was $1,745,804 in excess of its required reserve of $20,196.

4. INCOME TAXES

The components of the Company's provision for income taxes consist of the following:

	Current	Deferred	Total
Income tax expense:			
Federal	$5,104,915	$(702,506)	$4,402,409
State	901,792	(105,633)	796,159
Total income tax expense	$6,006,707	$(808,139)	$5,198,568

The Company's provision for income taxes for the year ended December 31, 2007 differ from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate of 35%, primarily due to state taxes, non-taxable interest income from marketable securities owned, and meals and entertainment expenses.

In addition, pursuant to the Company's tax sharing agreement with the Holding Company (see Note 2), the Company had a receivable from the Parent of $1,189,191 at December 31, 2007 which is recorded in due from Parent, net on the Statement of Financial Condition.

5. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers-dealers and clearing organizations consist of the following:

	Receivables	Payables
Fees and commissions receivable	$ 1,866,102	$ -
Receivable from/payable to clearing organizations	36,333,867	34,005,869
Securities failed-to-deliver/receive	1,655,465	511,688
	$39,855,434	$34,517,557

6. MARKETABLE SECURITIES OWNED

Marketable securities owned at December 31, 2007 consist of the following:

	Owned	Sold, not yet Purchased
Obligations of U.S. government	$ 3,595,455	$1,153,417
State and municipal obligations	125,346,954	
	$128,942,409	$1,153,417

7. RELATED-PARTY TRANSACTIONS

At December 31, 2007, the Company had cash of $233,022 deposited in noninterest-bearing checking accounts at the Parent. Investments in commercial paper of $50,650,000 were also held in custody by the Parent.

The Company has a revolving line of credit to borrow up to $350 million with the Parent, which permits borrowing on an unsecured basis by the Company. The facility terminated on December 31, 2007 and was subsequently renewed. Interest is payable monthly based on the weighted average of Fed Funds overnight rate. For the year ended December 31, 2007, the Company recorded interest expense of $1,479,222 in relation to this line of credit. At December 31, 2007, the Company has $809,801 of accrued interest payable recorded in due from Parent, net.

The Company earns commissions on sales of the HighMark Funds, as well as fees based on the average balances maintained in those funds. The HighMark Funds are a family of mutual funds managed by an affiliate of the Parent. For the year ended December 31, 2007, income related to these commissions and 12(b)-1 fees amounted to $8,124,296.

The Company performs various brokerage services for the Parent. For the year ended December 31, 2007, income related to these brokerage services amounted to $6,326,102 which is recorded within commissions income. At December 31, 2007, the Company has $561,041 of accrued commission fees receivable recorded in due from Parent, net.

Based on a reimbursement agreement, the Company reimburses the Parent for various business services provided by the Parent, including all direct employee and occupancy and certain equipment expenses

related to the operation of the Company. In addition, the Company reimburses the Parent for all other reasonable and necessary out-of-pocket expenses incurred by the Parent in connection with the services rendered. Expenses for the year ended December 31, 2007 were $30,793,835 for employee salaries and benefits and $1,192,739 for occupancy and equipment.

The Parent maintains a noncontributory defined benefit pension plan (the "Plan"), covering substantially all employees of the Company. The Plan provides retirement benefits based on years of credited service and the final average compensation amount, as defined in the Plan. Employees become eligible for this plan after one year of service and become fully vested after five years of service. The funding policy is to make contributions between the minimum required and the maximum deductible amount as allowed by the Internal Revenue Code. Contributions are intended to provide not only for benefits attributed to services to date, but also for those expected to be earned in the future. Plan assets are invested in U.S. government securities, corporate bonds, foreign and domestic securities and real estate. The Plan does not contain any stock of the Parent. Actuarial information is prepared annually for the Plan taken as a whole; however, actuarial information attributable to separate affiliated companies is not determined. Accordingly, Plan costs are allocated to the Company through the Parent, based on eligible employees' salaries.

The Parent also maintains a defined contribution plan authorized under Section 401(k) of the Internal Revenue Code. All benefits-eligible employees are eligible to participate in the plan. Employees may contribute up to 25 percent of their pre-tax covered compensation or up to 10 percent of their after-tax covered compensation through salary deductions to a combined maximum of 25 percent. The Parent contributes 50 percent of every pre-tax dollar an employee contributes up to the first 6 percent the employee's pre-tax covered compensation. Employees are fully vested in the employer's contributions immediately. In addition, the Parent may make a discretionary annual profit-sharing contribution up to 2.5 percent of an employee's pay. This profit-sharing contribution is for all eligible employees, regardless of whether an employee is participating in the 401(k) plan, and depends on the Parent's annual financial performance. All employer contributions are tax deductible by the Parent.

The Parent provides certain healthcare benefits for its retired employees and life insurance benefits for those employees who retired prior to January 1, 2001. The healthcare cost is shared between the Company and the retiree. The life insurance plan is noncontributory. The accounting for the healthcare plan anticipates future cost-sharing changes that are consistent with the Parent's intent to maintain a level of cost-sharing at approximately 25 to 50 percent, depending on age and service with the Company. Assets set aside to cover such obligations are primarily invested in mutual funds.

Total pension, 401(k) plan, profit sharing and postretirement benefits expenses aggregated $769,747 in 2007, this is included in the total employee salaries and benefits expense allocated from the Parent.

The Holding Company of the Parent, which sponsors and administers the management stock plans, adopted Statement of Financial Accounting Standards (SFAS) No. 123R, *Share-Based Payment* and elected to use the modified prospective application method. SFAS No. 123R requires that compensation costs related to share-based payment transactions be recognized in the financial statements. Measurement of the cost of employee service is based on the grant-date fair value of the equity or liability instrument issued. SFAS No. 123R also prescribes that estimated forfeitures of shares are to be included in the calculation of compensation expense. Additionally, SFAS No. 123R requires that separately reported subsidiaries report the compensation costs as if the grants were issued by the subsidiary with a corresponding equity charge as a capital contribution. The amount contributed by the Parent for 2007 was $223,069.

Under the stock plan, the Company grants stock options and restricted stock. The stock options vest pro-rata on each anniversary of the grant date and become fully exercisable three years from the grant date. The restricted stock vest pro-rata on each anniversary of the grant date and become fully vested four years from grant date. These grants may vest earlier if the employee dies, is permanently and totally disabled, retires under certain grant, age, and service conditions or terminates employment under certain conditions.

Intercompany management fees are paid to the Parent for the use of certain shared resources such as administrative, legal and compliance services. In the current year, the intercompany management fees also included payments for the processing and clearing of principal trading conducted by Global Markets and risk monitoring services conducted by the Market Risk Monitoring unit ("MRM") of the Parent related to all principal transactions. For the year ended December 31, 2007, total intercompany management fees paid to the Parent were $7,561,020. At December 31, 2007, the Company has $190,541 of intercompany management fees receivable recorded in due from Parent, net.

The Parent's Syndications and Placements group has solicited Wedbush Inc., a third party broker-dealer and others to advise, place and underwrite debt and equity for customers and prospects of the Company or its affiliates who seek access to public or private debt and equity markets. As such, the Company will not act as a syndicate manager and will only receive referral fees for business referred to other broker-dealers. For the year ended December 31, 2007, the Company referred 18 transactions that have closed. The transactions generated $866,655 in referral fees, of which $17,646 were received from Tokyo Mitsubishi International, a subsidiary of Mitsubishi UFJ Financial Group, which owned approximately 65% of the Holding Company's outstanding common stock as of December 31, 2007.

8. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's "Uniform Net Capital Rule" Rule (15c3-1) pursuant to the Securities Exchange Act of 1934. Since January 2005, the Company elected to use the alternative method which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances, as defined. At December 31, 2007, the Company had net capital of $87,699,566 which was $87,449,566 in excess of the required $250,000.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by National Financial Services, LLC ("NFS"). As the agreement between the Company and NFS provides that the Company is obligated to assume any exposure related to nonperformance by its customers, these activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company is engaged in various trading and brokerage activities; counterparties primarily include broker-dealers, banks, municipalities, corporations and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. As of year end , there were no customers in default.

NFS Clearing Agreement — The Company participates in a clearing agreement with NFS, a subsidiary of Fidelity Investments, Inc. Under the terms of the NFS agreement, NFS acts as sole clearing agent and carries all the Company's customer accounts on a fully disclosed basis. As such, customer security positions and money balances are reported as assets and liabilities of NFS. The Company, as introducing broker, shares in gross commissions on a percentage basis with NFS. In addition, the company is responsible for the collection of the margin required to support transactions in margin accounts, for any losses sustained by NFS resulting from a customer's failure to make timely payments on securities purchased or timely and good delivery of securities sold; and for any losses sustained by NFS from complying with written requests from the Company not to "sell out" or "buy in" accounts that have become deficient in margin. In accordance with the terms of the NFS agreement, the Company has posted a standby letter of credit in favor of NFS in the amount of $50,000. The standby letter of credit was issued by the Company's Parent.

Portfolio Connection — Portfolio connection is a product that allows customers to consolidate their finances into an integrated brokerage account with a debit card and check-writing features. The customers' funds are held at NFS. The Company may be liable for potential overdrafts in customer accounts.

The Company seeks to control off-balance sheet credit risk by monitoring its customer transactions and reviewing information from NFS on a daily basis.

10. CONTINGENCIES

The Company is a party to legal and regulatory actions which arise from time to time as part of its normal course of business. During the year ended December 31, 2007, the company recorded a reserve in the amount of $1,650,000 related to a class action suit. For all legal and regulatory actions arising as a part of the normal course of business, the Company believes, after consultation with legal counsel, that it has meritorious defenses in these actions and the liability, if any, will not have a material adverse effect on the Company's financial position or results of operations

11. SUBSEQUENT EVENTS

Effective January 1, 2008, the Company renewed the revolving line of credit with the Parent. The agreement allows the Company to borrow up to $350 million with interest based on the weighted average of Fed Funds overnight rate and payable on a quarterly basis. The agreement expires on December 31, 2008 but is subject to renewal.

* * * * * *

UNIONBANC INVESTMENT SERVICES, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2007

NET CAPITAL—Total member's equity from statement of financial condition	$94,044,456
DEDUCTIONS AND/OR CHARGES —	
Nonallowable assets included in the statement of financial condition:	
Receivable from broker-dealers and clearing organizations	1,911,019
Furniture, equipment, and Leasehold Improvements	73,791
Income tax receivable	1,189,191
Other	190,089
Total	3,364,089
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	90,680,367
HAIRCUTS ON SECURITIES:	
Obligations of U.S. government	11,558
State and municipal obligations	2,969,243
Total haircuts on securities	2,980,801
NET CAPITAL	87,699,566
MINIMUM NET CAPITAL REQUIRED (2% of aggregate debit items or $250,000, if greater)	250,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$87,449,566

The computation for determination of net capital under Rule 15c3-1 as of December 31, 2007, prepared by UnionBanc Investment Services, LLC in its unaudited Form X-17A-5, Part II as filed, does not materially differ from the above computation, which is based on audited financial statements. Therefore, no reconciliation of the computation is deemed necessary.

UNIONBANC INVESTMENT SERVICES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2007

CREDIT BALANCES —	
Breakpoint discount on mutual funds due to customers	$ 19,234
Total	19,234
DEBIT BALANCES	
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$ 19,234
105% OF EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$ 20,196
AMOUNTS HELD ON DEPOSIT IN RESERVE BANK ACCOUNT — December 31, 2007	$ 1,766,000

The computation for determination of reserve requirements under Rule 15c3-3 as of December 31, 2007, prepared by UnionBanc Investment Services, LLC in its unaudited Form X-17A-5, Part II as filed, does not materially differ from the above computation, which is based on audited financial statements. Therefore, no reconciliation of the computation is deemed necessary.

UNIONBANC INVESTMENT SERVICES, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2007

The Company operates pursuant to the full provisions of the Customer Protection Rule, SEC 15c3-3 regarding its fixed income self clearing operations; and operates pursuant to the provisions of the Customer Protection Rule 15c3-3 (k)(2)(ii) regarding transactions executed on a fully disclosed basis. The Company may receive but not hold customer funds or safekeep customer securities. Customer funds, including checks made payable to the firm, will not be deposited into a proprietary account and will be immediately forwarded to UBIS's clearing firm or other requisite third party.

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 28, 2008

UnionBanc Investment Services, LLC
445 South Figueroa Street
Los Angeles, CA 90071

Board of Directors and Member of
UnionBanc Investment Services, LLC

In planning and performing our audit of the financial statements of UnionBanc Investment Services, LLC (a California limited liability company and a wholly owned subsidiary of Union Bank of California, N.A.) (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 28, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) under (k)(2)(i) and for determining compliance with the exemptive provisions of the possession or control requirements of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in an internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

END